

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2013

Via E-mail
Lisa Mumford
Chief Financial Officer
Ellington Financial LLC
53 Forest Avenue
Old Greenwich, CT 06870

      Re: **Ellington Financial LLC**
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed March 15, 2013
              File No. 001-34569

Dear Ms. Mumford:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Sara Brown
        Secretary
        Via E-mail